Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 and 2025 include in Exhibit 99.1 to this current report on Form 6-K, and “Item 5. Operating and Financial Review and Prospects” in our transition report on Form 20-F filed with the SEC on April 30, 2025 (the “2025 20-F”) and the audited consolidated financial statements and the notes thereto set forth in such transition report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. See “Forward-Looking Information.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption “Item 3. Key Information—D. Risk Factors” of the 2025 20-F or in other parts of the 2025 20-F.

Overview

We are a leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment in China. We operate vehicle sales business, where we provide consumers with a reliable, one-stop and hassle-free used-car-buying experience, including access to our best selection of high-quality and value-for-money used cars and various car-related value-added products and services.

From September 2020, our vehicle sales business generates revenues from vehicle sales under the new inventory-owning model, which covers retail vehicle sales business and wholesale vehicle sales business. We select vehicle inventory from consumers who intend to sell their existing cars, auction platforms, 4S stores and offline dealers. Our first used car superstore in Xi’an, second used car superstore in Hefei ,third used car superstore in Wuhan, and fourth used car superstore in Zhengzhou have been in operation since March 2021, November 2021, February, and September 2025, respectively, where we can recondition all retail inventory to a “like new” condition. Meanwhile, our Xi’an Superstore, Hefei Superstore, Wuhan Superstore, and Zhengzhou Superstore may also serve regional customers who pay in-store visit to our superstores. For retail vehicle sales business, the vehicles that meet our retail standards will be delivered to our Xi’an Superstore, Hefei Superstore ,Wuhan Superstore, or Zhengzhou Superstore for further preparation, and then sell to consumers under our omni-channel sales approach, either from our online platform or from offline superstores. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels.

Prior to the inventory-owing model, our 2C business generated revenues from (i) commission fee in relation to assisting consumers buying our inspected and certified used cars directly online and providing relevant fulfillment services, such as logistics and delivery, title transfers and vehicle registration, which equals to a certain percentage of final car sales price and (ii) value-added service fee in relation to the additional services provided to consumers, for example, we help consumers select and apply for customized auto financing options that are provided by our financing partners, assist them purchasing suitable insurance policies that are provided by insurance companies, and provide well-rounded warranty programs.

By April 2020, we had closed our divestiture of entire 2C intra-regional business and loan facilitation business to Golden Pacer. Prior to the divestiture, our 2C business generated revenues from the transaction facilitation and loan facilitation services we provided to car buyers. See “Item 4. Information on the Company-A. History and Development of the Company-Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses” of the 2025 20-F.

Historically, we also operated 2B business - Uxin Auction, where we primarily facilitated used car transactions between business customers via online auction. By April 2020, we had closed our divestiture of the entire 2B business to 58.com and both parties released the other party from claims arising out of this transaction in July 2022. See “Item 4. Information on the Company-A. History and Development of the Company-Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses” of the 2025 20-F. Prior to the divestiture of our 2B business, we generated revenues from transaction facilitation service fee charged in relation to connecting business buyers with used car sellers and facilitating car sales through our auction service, as well as the title transfer service we provide.

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s used car transaction industry, which include:

●	China’s overall economic growth and level of per capita disposable income;

●	changes in the supply and demand for used cars, and changes in geographic distribution of cars; and

●	regulations and policies affecting the used car industry and consumer auto finance industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s used car transaction industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Ability to increase transaction volume

Our ability to continue to increase our transaction volume affects the growth of our business and our revenues. During the six months ended June 30, 2025, our vehicle sales volume was 19,870, among which retail vehicle sales volume was 17,930 and wholesale vehicle sales volume was 1,940. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform, especially the increase of retail vehicle transaction volume. Our ability to increase transaction volume depends on, among other things, our ability to continuously maintain a broad inventory and improve the service and user experience that we offer, our ability to maintain capital sufficiency, increase brand awareness, expand our service network and enhance our used car transaction fulfillment and technology capabilities.

Ability to acquire high-quality value-for-money used cars for our customers

Different from offline dealers’ traditional way of acquiring inventory based only on individual experience, we will procure our used cars by analyzing the extensive user behavioral, used car and transactional data gathered on our platform over the years. Therefore, we can identify used cars that meet our criteria and procure those used cars our customers prefer, value-for-money and in line with the market trends and dynamics. Our data-driven and quality-focused inventory strategy enhances customer satisfaction, and also enables us to achieve a fast inventory turnover.

Ability to enhance operational efficiency

Our results of operations are directly affected by our scale and operational efficiency. We have been relentlessly pursuing ways to optimize our operating costs and expenses. To that end, our organizational structure has been upgraded according to the adjustment of our business model and all aspects of our business operations are undergoing refined management. “Spend where it matters most” has become our management philosophy. We have been improving our operational efficiency and targeting profitability in the mid to long term.

Selected Statements of Operations Items

Revenues

We derive our revenues from our retail vehicle sales, wholesale vehicle sales and other businesses. The following table presents our revenues by category, in terms of absolute amounts and as percentages of our total revenues for the periods presented.

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	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Retail vehicle sales	594,388	82.5	1,073,129	149,803	92.3
Wholesale vehicle sales	103,619	14.4	52,436	7,320	4.5
Others	22,328	3.1	36,935	5,156	3.2
Total revenues	720,335	100.0	1,162,500	162,279	100.0

Retail vehicle sales

From September 2020, we have started to build-up our own used car inventory. We have also started to select “value-for-money” used cars in the market, procure these cars and arrange for reconditioning to upgrade them to a like-new condition before selling them to customers.

Wholesale vehicle sales

Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold to customers through online and offline channels.

Vehicle sales revenue is recognized on a gross basis.

Others

Our other revenues mainly consist of rebates collected from our financing and insurance partners.

Cost of Revenues

The cost of revenues primarily consists of the cost to acquire used vehicles as well as direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value. We expect that our cost of revenues will increase in absolute dollar amounts in the foreseeable future resulting from continuous business expansion.

Operating Expenses

Our operating expenses primarily consist of (i) sales and marketing expenses, (ii) general and administrative expenses, (iii) research and development expenses, and (iv) provision for credit losses. We improved our overall operational efficiency through strict cost management and aimed at growing the business at the most cost-efficient level. Our cost management efforts will continue and we expect to continue to optimize our operating expense structure.

Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, traffic acquisition costs, brand advertising costs, outbound logistic expenses and depreciation expenses of our superstore right-of-use assets. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future resulting from continuous business expansion and increases in transaction volumes.

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits as well as share-based compensation for our management and administration employees performing general corporate functions, office rental expenses, and professional service fees. We expect that our general and administrative expenses will remain relatively stable in the foreseeable future primarily due to our continuous efforts in controlling such costs.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for our research and development personnel and IT infrastructure services-related expenses. We expect our research and development expenses will remain relatively stable in the foreseeable future as our proprietary technology, including websites, mobile apps and various information technology systems to support our business, matures.

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Reversal of credit losses

Our reversal of credit loss was mainly related to the loans recognized as a result of payment under the guarantee associated with certain historically facilitated loans of us for the six months ended June 30, 2024 and 2025.

Taxation

British Virgin Islands

Some of our subsidiaries are companies incorporated in the British Virgin Islands. Under the current law of the British Virgin Islands, we are not subject to income, corporation or capital gains tax in the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands , if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in the six months ended June 30, 2024 and 2025.

Results of Operations

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Retail vehicle sales	594,388	82.5	1,073,129	149,803	92.3
Wholesale vehicle sales	103,619	14.4	52,436	7,320	4.5
Others	22,328	3.1	36,935	5,156	3.2
Total revenues	720,335	100.0	1,162,500	162,279	100.0
Cost of revenues (1)	(673,708)	(93.5)	(1,092,952)	(152,570)	(94.0)
Gross profit	46,627	6.5	69,548	9,709	6.0
Operating expenses:
Sales and marketing (1)	(110,168)	(15.3)	(135,916)	(18,973)	(11.7)
Research and development (1)	(9,407)	(1.3)	(5,988)	(836)	(0.5)
General and administrative (1)	(103,455)	(14.4)	(37,777)	(5,273)	(3.2)

Reversal of credit losses, net	359	0.0	414	58	0.0
Total operating expenses	(222,671)	(30.9)	(179,267)	(25,024)	(15.4)
Other operating income, net	3,718	0.5	31,327	4,373	2.7
Loss from operations	(172,326)	(23.9)	(78,392)	(10,942)	(6.7)
Interest income	24	0.0	50	7	0.0
Interest expense	(46,828)	(6.5)	(45,640)	(6,371)	(3.9)
Other income	1,255	0.2	6,765	944	0.6
Other expenses	(4,886)	(0.7)	(2,153)	(301)	(0.2)
Foreign exchange gains	990	0.1	423	59	0.0

Net gain from extinguishment of debt	35,222	4.9	-	-	-
Loss before income tax expense	(186,549)	(25.9)	(118,947)	(16,604)	(10.2)
Income tax expense	(50)	(0.0)	(39)	(5)	(0.0)

Equity in loss of affiliates, net of tax	(5,951)	(0.8)	-	-	-
Net loss	(192,550)	(26.7)	(118,986)	(16,609)	(10.2)
Add: net profit attributable to redeemable non-controlling interests and non-controlling interests shareholders	(3,270)	(0.5)	(7,882)	(1,100)	(0.7)

Deemed dividend to preferred shareholders due to triggering of a down round feature	(1,781,454)	(247.3)	-	-	-
Net loss attributable to ordinary shareholders	(1,977,274)	(274.5)	(126,868)	(17,709)	(10.9)
Net loss per share for ordinary shareholders, basic	(0.06)	(0.0)	(0.00)	(0.00)	(0.0)

(1)	Share-based compensation in the amount of RMB52.4 million and RMB19.8 million (US$2.8 million) in the six months ended June 30, 2024 and 2025 was charged to sales and marketing expenses, research and development expenses, and general and administrative expenses, respectively.

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Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenues

Total revenue. Our total revenues increased by 61.4% from RMB720.3 million in the six months ended June 30, 2024 to RMB1,162.5 million (US$162.3 million) in the six months ended June 30, 2025, driven by the increase in retail vehicle sales revenue, mainly due to the increase in retail transaction volume.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB1,073.1 million (US$149.8 million) in the six months ended June 30, 2025, compared to RMB594.4 million in the six months ended June 30, 2024. The increase in retail vehicle sales revenue was mainly driven by the increase in retail transaction volume by 148.5% period-over-period, partially offset by the decrease in retail average selling price. Retail transaction volume in the six months ended June 30, 2025 was 17,930 units, compared to 7,214 units in the six months ended June 30, 2024. By offering superior products and services, we have maintained strong customer relationship and enhanced Uxin’s leading position in regional used car markets, leading to a high in-store customer conversion rate. Additionally, since our newly launched superstore in Wuhan commenced trial operations in February 2025, both its inventory levels and sales have increased rapidly.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB52.4 million (US$7.3 million) in the six months ended June 30, 2025, compared to RMB103.6 million in the six months ended June 30, 2024. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels. The decrease in wholesale vehicle sales revenue was primarily due to a greater number of acquired vehicles being reconditioned to meet retail standards, rather than being sold through wholesale channels. This shift was driven by our enhanced inventory capacity and improved reconditioning capabilities.

Others. Our other revenues were RMB36.9 million (US$5.2 million) in the six months ended June 30, 2025, compared to RMB22.3 million in the six months ended June 30, 2024. The increase was primarily attributable to growth in our value-added services, including higher rebate amounts received from certain financing partners for referring retail customers with financing needs, increased revenue from the sale of vehicle accessories, and higher revenue from extended warranty services.

Cost of revenues

Cost of revenues were RMB1,093.0 million (US$152.6 million) in the six months ended June 30, 2025, representing an increase of 62.2% from RMB673.7 million in the six months ended June 30, 2024, mainly due to an increase in cost for acquiring used vehicles to expand our inventory to support the growth in transaction volume.

Gross profit

Our total gross profit was RMB69.5 million (US$9.7 million) in the six months ended June 30, 2025, compared to RMB46.6 million in the six months ended June 30, 2024. Our gross profit margin decreased from 6.5% in the six months ended June 30, 2024 to 6.0% in the six months ended June 30, 2025. The increase in gross profit was primarily attributable to higher retail transaction volume. The decrease in gross profit margin was mainly due to the trial operation of our newly launched superstore in Wuhan, which commenced in February 2025. As the store is still in the early stage of operation, it is currently in a gross profit ramp-up phase. We expect that our gross margin will recover in the near future.

Sales and marketing expenses

Our sales and marketing expenses increased by 23.4% from RMB110.2 million in the six months ended June 30, 2024 to RMB135.9 million (US$19.0 million) in the six months ended June 30, 2025. The increase was mainly due to an increase of the salaries and benefits expenses of our sales teams.

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Research and development expenses

Our research and development expenses decreased by 36.3% from RMB9.4 million in the six months ended June 30, 2024 to RMB6.0 million (US$0.8 million) in the six months ended June 30, 2025. The decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development, resulting from a decrease in headcount of our research and development employees.

General and administrative expenses

Our general and administrative expenses decreased by 63.5% from RMB103.5 million in the six months ended June 30, 2024 to RMB37.8 million (US$5.3million) in the six months ended June 30, 2025. The decrease was mainly due to a decrease in shared-based compensation for personnel performing general and administrative functions.

Reversal of credit losses, net

We recorded reversal of credit losses, net of RMB0.4 million and RMB0.4 million (US$58 thousand) in the six months ended June 30, 2024 and 2025, respectively. Our reversal of credit losses, net, was primarily attributable to the subsequent repayment from the borrowers for those loans under guarantees with credit losses fully recognized.

Other operating income, net

Our other operating income, net increased from RMB3.7 million in the six months ended June 30, 2024 to RMB31.3 million (US$4.4 million) in the six months ended June 30, 2025. The increase was mainly due to the waiver of the payable to Webank and derecognition of certain long-aged payables related to certain businesses of us that were ceased in early 2020.

Interest income

We had interest income of RMB24 thousand in the six months ended June 30, 2024 and RMB50 thousand (US$7 thousand) in the six months ended June 30, 2025, respectively.

Interest expenses

We had interest expenses of RMB46.8 million in the six months ended June 30, 2024 and RMB45.6 million (US$6.4 million) in the six months ended June 30, 2025, respectively.

Other income

Other income increased from RMB1.3 million in the six months ended June 30, 2024 to RMB6.8 million (US$0.9 million) in the six months ended June 30, 2025.

Other expenses

Other expenses decreased from RMB4.9 million in the six months ended June 30, 2024 to RMB2.2 million (US$0.3 million) in the six months ended June 30, 2025.

Foreign exchange gains

We had foreign exchange gains of RMB1.0 million and RMB0.4 million (US$59 thousand) in the six months ended June 30, 2024 and 2025, respectively.

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Net gain from extinguishment of debt

We recorded net gain from extinguishment of debt in the amount of RMB35.2 million in the six months ended June 30, 2024 by disposing our company’s equity interest in Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”) to repay the long-term borrowing and related interest payable. Accordingly, the net gain from extinguishment of debt of RMB35.2 million represents the difference between the total amount of borrowing of RMB312.1 million derecognized (including principal of RMB292.0 million and interests of RMB20.1 million) and the aggregate amount of RMB240.0 million repaid and the direct expense of RMB36.9 million. We did not record losses from extinguishment of debt in the six months ended June 30, 2025.

Income tax expense

We had income tax expense of RMB39 thousand (US$5 thousand) in the six months ended June 30, 2025, compared to RMB50 thousand in the six months ended June 30, 2024.

Equity in loss of affiliates

We had equity in loss of affiliates of RMB 6.0 million in the six months ended June 30, 2024 and nil in the six months ended June 30, 2025, respectively.

Net loss

As a result of the foregoing, our net loss decreased from RMB192.6 million in the six months ended June 30, 2024 to RMB119.0 million (US$16.6 million) in the six months ended June 30, 2025.

Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB126.1 million and RMB156.0 million (US$21.8 million) in the six months ended June 30, 2024 and 2025, respectively. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities, as well as short-term borrowings from third parties. These short-term borrowings are subject to certain covenants, including, among others, specific financial measures, with which we are currently in compliance.

●	On March 18, 2024, we entered into a term sheet with Xin Gao Group Limited (“Xin Gao”) and NC Fund to enter into definitive agreements for the financing in an aggregate amount of approximately US$34.8 million at a subscription price of US$0.004858 per share. On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. For the accounting impact resulted from the issuance price lower than market price, please refer to “Item 7. Major Shareholders and Related Party Transactions” of the 2025 20-F.

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●	On June 21, 2024, we entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024, respectively, to monthly repayments of RMB2.5 million each month from December 2024 to November 2026. On June 30, 2025, the Company and WeBank mutually agreed to adjust the remaining payables and RMB5.9 million payables was waived, which was recorded in “other operating income” for the six months ended June 30, 2025.

●	On November 4, 2024, we entered into a share subscription agreement with Lightwind Global Limited (“Lightwind”), an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. The completion of transaction is subject to the closing conditions set forth in the share subscription agreement. In connection with the proposed investment, Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”) and Youxin (Anhui) Industrial Investment Group Co., Ltd. (“Youxin Anhui”), have entered into a loan agreement pursuant to which Pintu Beijing agrees to extend a loan in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui. As of the date of this current report on Form 6-K, we repaid the total amount of the principals and interests, amounting to RMB55.0 million in total, to Pintu Beijing, thereby settling our obligations under the loan agreement with Pintu Beijing. Subsequently in April 2025, we completed the issuance of Class A ordinary shares to Lightwind with a total consideration of US$7.3 million, adjusted downward from the originally agreed US$7.5 million to reflect the fluctuation in the exchange rate between U.S. dollars and Renminbi.

●	On March 4, 2025, we entered into certain definitive agreements with Fame Dragon Global Limited (“Fame Dragon”), an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The closings of the subscription are subject to customary closing conditions. The parties entered into the definitive agreements following the Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and us. As of June 30, 2025, we had received US$19.0 million from Fame Dragon and issued 3,911,074,516 Class A Ordinary Shares to Fame Dragon and entities designated by Fame Dragon. Subsequently in August 2025, we received the remaining US$8.8 million from Fame Dragon and issued the remaining 1,827,193,717 Class A Ordinary Shares to respective entities.

We have incurred net losses since inception. For the six months ended June 30, 2025, we incurred net loss of RMB119.0 million and had operating cash outflow of RMB156.0 million. As of June 30, 2025, we had an accumulated deficit in the amount of RMB19.7 billion, our current liabilities exceeded our current assets by approximately RMB202.2 million, and our cash balance was RMB68.3 million. These adverse conditions and events raise substantial doubt about our ability to continue as a going concern, before consideration of management’s plan.

Therefore, our ability to continue as a going concern is dependent on the effective implementation of our plan to mitigate these conditions and events. A summary of our plan includes:

●	As of June 30, 2025, we had outstanding borrowings of RMB152.8 million under the inventory-pledged financing facility agreements with certain banks and financial institutions in the PRC, and unused facilities amounted to RMB276.1 million. These facility agreements will mature within one year since the date of this current report on Form 6-K. We plan to obtain the renewals of the facilities when they become mature.

●	Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment North City Industrial Investment Co., Ltd. (“HCI”), which is also the lessor of our used car retail superstore operated by Uxin Hefei, HCI will invest in Uxin Hefei by multiple instalments after Uxin Hefei makes the annual lease payments over a 10-year lease period. In October 2023 and April 2025 respectively, Uxin Hefei and HCI mutually agreed that the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million were converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by HCI. The third-year and fourth-year rentals will become due in September 2025 and 2026 respectively, and we plan to further agree with HCI for the net settlement of the third-year and fourth-year rental instalments and HCI’s investments.

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●	In 2024, we entered into two equity investment agreements with the non-controlling shareholders of two of our subsidiaries established in Zhengzhou and Wuhan for the future operations of our superstores in Zhengzhou and Wuhan. Pursuant to these agreements, we expect to receive capital contributions of RMB50.0 million and RMB33.3 million committed by the two non-controlling shareholders respectively. As of the date of this current report on Form 6-K, we have received RMB26.0 million from the non-controlling shareholder of the subsidiary in Wuhan.

●	With considerations of the funds available from the above equity and debt financings, our plan includes growing our vehicle sales revenue by increasing the sales volume, as result of the Group’s improved financial capability of vehicle purchase, improving our gross profit margin by increasing the other value-added services offered to our customers, maintaining vehicle turnover rate by managing reasonable vehicle prices. Our plan also contemplates that, in view of the uncertainties surrounding the implementation of the above equity and debt financings, we will make necessary adjustments to our operation scale by reducing the vehicle purchase volume based on our liquidity position, and also to optimize our cost structure to reduce expenses such as labor costs, advertising expenses and administrative expenses.

We have concluded that it is probable to effectively implement the above plan, and have prepared a cash flows forecast covering a period of not less than twelve months from the date of the date of this current report on Form 6-K after considering the effective implementation of our plan. We concluded that as a result of our evaluation, our plan has alleviated the substantial doubt of our ability to continue as a going concern, and our current cash and cash equivalents, funds from the planned equity and debt financings and the cash flows from operations are sufficient for us to meet our anticipated working capital requirements and other capital commitments, and we will be able to meet our payment obligations when liabilities that fall due within the next twelve months from the date of this current report on Form 6-K. Our unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(126,065)	(155,985)	(21,775)
Net cash used in investing activities	(2,502)	(7,966)	(1,112)
Net cash generated from financing activities	126,507	206,376	28,809
Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	-	-

Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,060)	42,425	5,922
Cash, cash equivalents and restricted cash at beginning of the period	19,966	25,879	3,613
Cash, cash equivalents and restricted cash at end of the period	17,906	68,304	9,535

Operating Activities

Net cash used in operating activities was RMB156.0 million (US$21.8 million) for the six months ended June 30, 2025. In the six months ended June 30, 2025, the difference between our net cash used in operating activities and our net loss of RMB119.0 million (US$16.6 million) mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB19.8 million (US$2.8 million) and amortization of right-of-use of RMB24.6 million (US$3.4 million) and partially offset by waiver of operating payables of RMB24.1 million (US$3.4 million). Changes in the working capital accounts mainly included an increase of inventory of RMB80.6million (US$11.2 million), an increase of payables, accruals and other current liabilities of RMB25.1 million (US$3.5 million), and a decrease in consideration payable to WeBank of RMB15.0 million (US$2.1 million). The increase in inventory was primarily attributable to the expansion of our business scale. The increase in payables, accruals and other current liabilities was mainly due to the increase in lease liability. The decrease in consideration payable to WeBank was mainly due to the instalment payments based on the agreed-upon schedule with WeBank.

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Investing Activities

Net cash used in investing activities was RMB8.0 million (US$1.1 million) for the six months ended June 30, 2025, primarily attributable to purchase of property, equipment and software as we expanded our business.

Financing Activities

Net cash generated from financing activities was RMB206.4 million (US$28.8 million) for the six months ended June 30, 2025, primarily attributable to the proceeds from investors and proceeds from borrowings, partially offset by the repayments of borrowings.

Off-Balance Sheet Arrangements

In January 2024, Kaifeng Finance Lease (Hangzhou) Co., Ltd. (“Kaifeng”), our wholly-owned subsidiary, and Chengdu Tianfii Software Park Co., Ltd., entered into an equity transfer agreement for Jincheng, pursuant to which Kaifeng intends to transfer 19% of equity interest in Jincheng to Chengdu Tianfu Software Park Co., Ltd at a cash consideration of RMB271.0 million. In conjunction with the sale of its equity interests in Jincheng, Kaifeng also entered into a financial advisory agreement, pursuant to which we agreed to pay a cash consideration of RMB31.0 million advisory fee upon the successful completion of the sale of Jincheng. The transaction was closed in April 2024.

Following the above transaction, in April 2024, we settled the long-term borrowing amounting to RMB292.0 million and the related interest payable, using RMB240.0 million in cash from the sale of Jincheng, with the rest unpaid amount waived.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Uxin Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, Uxin Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with China accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly-owned subsidiaries in China may allocate a portion of its after-tax profits based on China accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange of the PRC. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Material Cash Requirements

We made capital expenditures of RMB3.0 million and RMB8.2 million (US$1.1 million) in the six months ended June 30, 2024 and 2025, respectively. Our capital expenditures were primarily related to procurement of equipment and expenditure regarding construction of Hefei Superstore and Wuhan Superstore, purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

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The following table sets forth our contractual obligations as of June 30, 2025.

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	226,930	23,936	56,524	63,761	82,709
Finance lease obligations	1,717,228	132,474	264,948	264,948	1,054,858
Total	1,944,158	156,410	321,472	328,709	1,137,567

Under the terms of an equity investment agreement with Hefei Construction Investment, both parties hold significant repurchase rights under this agreement. Specifically, while we retain the right to buy back the equity interests from Hefei Construction Investment at any time, the investor similarly possesses the right to request us to repurchase their equity interests at potentially any point during the agreement’s tenure when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement.

Under the terms of an equity investment agreement with Zhengzhou Airport Industry, both parties hold significant repurchase rights under this agreement. Specifically, while Uxin Anhui retains the right to buy back the equity interest from Zhengzhou Airport Industry at any time, subject to necessary regulatory approvals, Zhengzhou Airport Industry has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met (the “Repurchase Obligations”). We undertook to provide an irrevocable joint and several liability guarantee for the performance by Uxin Anhui of Repurchase Obligations.

Under the terms of an equity investment agreement with Wuhan Junshan, both parties hold significant repurchase rights under this agreement. Specifically, while Uxin Anhui retains the preferential rights over others to repurchase shares from Wuhan Junshan, subject to necessary regulatory approvals, Wuhan Junshan has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met, if Uxin Wuhan fails to commence operating activities within one year since establishment, or if the board of Uxin Wuhan is unable to reach effective resolutions for more than three times.

Our redeemable non-controlling interests amounted to RMB304.7 million as of June 30, 2025. See “Item 4. Information on the Company-A. History and Development of the Company” of the 2025 20-F.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Research and Development

See “Item 4. Information on the Company-B. Business Overview-Technology” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property” of the 2025 20-F.

Trend Information

Other than as disclosed elsewhere in this current report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Restricted Share Units with Market Condition

We have granted certain management with restricted share units (“RSU”) which vest based upon certain market conditions. The market-based conditions are satisfied upon our achievement of specified fully diluted equity values, as determined based on our stock price.

We account for RSUs with market conditions as equity classified, with the effect of a market condition reflected in the award’s fair value on the grant date, in accordance with applicable accounting standards, and recognize the share-based compensation expense over the derived service period determined based on valuation techniques that are used to estimate fair value.

We modified market condition of the RSU in October 2023 and August 2024, respectively. Each modification resulted into an increase of fair value of the award. We recognize compensation cost equal to the unrecognized grant-date fair value of the original award plus the incremental fair value arising from the modification over the remaining requisite service period determined based on valuation techniques that are used to estimate incremental fair value.

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We determine the grant-date fair value and the incremental fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected share price volatility, risk-free interest rates, and expected timing and proceeds received due to the exercise of warrant and settlement of forward contract, which requires us to use judgement to evaluate. If our stock price and any of the assumptions used in the Monte Carlo model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

For the purpose of determining the grant day fair value of RSU and incremental fair value due to modification of market condition, we believe the expected volatility is the most critical assumption. Changes in it could significantly affect the grant day fair value of RSU and incremental fair value due to modification of market condition and hence the amount of share-based compensation we recognize in our consolidated financial statements. The expected volatility of our future share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar business. Our estimation of the grant day fair value of RSU and incremental fair value due to modification of market condition is highly sensitive to the expected volatility. The higher the expected volatility, the higher the grant day fair value of the RSU and incremental fair value due to modification of market condition.

Recent Accounting Pronouncements

Please refer to Note 2 to our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 of this current report on Form 6-K.

Forward-looking Information

This current report on Form 6-K contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our goals and strategies;

●	our ability to provide customers with high-quality used cars and other related products;

●	our ability to provide quality services and compete effectively;

●	our ability to effectively manage risks, including credit risks and fraud risks;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs, expenses or expenditures;

●	the expected growth of, and trends in, the market for our services;

●	our expectations regarding demand for and market acceptance of our services;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	public health crisis, such as the COVID-19 pandemic, MERS, SARS, H1N1 flu, H7N9 flu, and avian flu; and

●	general economic and business conditions in China and globally.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of the 2025 20-F. Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this current report on Form 6-K and the documents that we reference in this current report on Form 6-K, including the 2025 20-F, completely and with the understanding that our actual future results may be materially different from what we expect.

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